Exhibit 99.1

WalkMe Ltd. Announces Third Quarter 2023 Financial Results

●	Achieved a record Non-GAAP operating income ahead of plan of $1.6M compared to a loss of ($12.5M) last year and GAAP operating loss of ($11.6M) compared to ($26.4M) last year.
●	Non-GAAP Net income Per Share of $0.04 and GAAP Net Loss Per Share of ($0.10).
●	Continued positive Free Cash Flow of $6.2M and 9% FCF margin.

SAN FRANCISCO, November 14, 2023 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its third quarter ended September 30, 2023.

Management Commentary

“Q3 was a milestone quarter as WalkMe achieved our goal of reaching profitability ahead of schedule. We believe our investments in our strategic growth drivers are paying off in the public sector and our partner ecosystem as we continue to deliver big value to our global customer base. With AI transformation on the rise, Digital Adoption is now more essential than ever. WalkMe is well positioned to help organizations drive productivity and manage change,” said Dan Adika, CEO of WalkMe.

"We are very pleased with the financial achievements, reaching non-GAAP profitability for the first time, reaching cash flow positive two quarters in a row and driving operational improvement despite lingering macro headwinds," said Hagit Ynon, CFO of WalkMe. “WalkMe continues to improve our underlying business, enhancing our business model, and we expect to end 2023 with positive free cash flow for the full year and improving profitability.”

Third Quarter 2023 Financial Highlights:

●	Revenue: Total revenue was $67.0 million, an increase of 6% year-over-year. Subscription revenue was $62.3 million, an increase of 10% year-over-year.
●	Gross Margin: GAAP Gross margin was 85% compared to 79% in the third quarter of 2022 and Non-GAAP Gross margin was 85% compared to 80% in the third quarter of 2022.
●	GAAP Operating Loss: was $11.6 million, or 17% of total revenue, compared to $26.4 million, or 42% in the third quarter of 2022.
●	Non-GAAP Operating Income: was $1.6 million or 2% of total revenue, compared to a loss of ($12.5) million, or (20%) in the third quarter of 2022.
●	Earnings Per Share: Non-GAAP Net Income Per Share of $0.04 and GAAP Net Loss Per Share of ($0.10) compared to a loss of ($0.14) and ($0.27) in the third quarter of 2022 respectively.
●	Operating Cash Flow: Net cash provided by operating activity was $7.4 million, or 11% of total revenue, compared to ($9.7) million used in operating activity or (15%) in the third quarter of 2022.
●	Free Cash Flow: was a positive $6.2 million or 9% of total revenue, compared to negative ($11.2) million, or (18%) in the third quarter of 2022.
●	Cash, Cash Equivalents, Short-term Deposits and Long-Term Marketable Securities: were $311.5 million as of September 30, 2023.

Third Quarter and Recent Business Highlights:

●	Added 11 net new Enterprise-Wide DAP customers during the third quarter for a total of 194 DAP customers as of September 30, 2023, representing DAP customer count growth of 25% year-over-year.
●	Customers with over $1 million in ARR grew 11% year-over-year to 39. Customers with over $100,000 in ARR grew 5% year-over-year to 539 customers as of the quarter end.
●	WalkMe Discovery and Data AI solutions showed continued momentum with the number of employees covered growing 85% quarter over quarter.
●	Launched Propel, a program that provides partners the foundation to unlock enterprise-scale revenue streams by enhancing enablement and speeding go to market
●	Hosted Realize, the premier Digital Adoption Customer and Partner event with presentations from Nestlé, Cisco, Gap Inc., ServiceNow, and Deloitte Consulting LLP, among others
●	Launched its first ever ESG Report highlighting WalkMe’s commitment to the environment, a diverse and inclusive workforce, and governance best practices

Financial Outlook:

For the fourth quarter of 2023, the Company currently expects:

●	Revenue of $67 to $68 million, representing a growth rate of 3% to 5% year-over-year
●	Non-GAAP Operating income of $1.3 to $2.3 million

For the full year 2023, the Company currently expects:

●	Revenue of $266.1 to $267.1 million, representing a growth rate of 9% year-over-year
●	Non-GAAP Operating Loss of $8.3 to $7.3 million

The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures and Key Performance Indicators discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on November 14, 2023. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation, amortization of acquired intangibles and restructuring expenses. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation, amortization and impairment of acquired intangible assets and restructuring expenses. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangibles, restructuring expenses and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on the periodic weighted average of ordinary shares basic and diluted.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. We believe these customers are an indication of the success of our customer acquisition and expansion strategy and demonstrate the strategic demand for our Digital Adoption Platform, the growth of our business and our potential future business opportunities.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the ongoing impact of the conflict in Israel on our business and financial performance; the Company’s future financial results, including revenue and non-GAAP operating loss guidance, and expectations regarding the Company’s operations and future profitability; the capabilities of and demand for the Company’s services; the growth and evolution of the digital adoption platform industry; the Company's future financial strategy and competitive market position within the industry are all forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; risks related to the war in Israel and the related challenges to the political, economic and security conditions in Israel and its impact on our business, financial performance and our actions designed to mitigate such impact;  our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations, including recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 14, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our platform leverages proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:

Christina Knittel

press@walkme.com

Investor Contact:

John Streppa

investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenues
Subscription	$62,340	$56,681	$184,364	$162,270
Professional services	4,675	6,672	14,701	17,873
Total revenues	67,015	63,353	199,065	180,143

Cost of revenues
Subscription(1)(2)(3)	6,110	6,481	18,957	20,052
Professional services(1)(3)	4,231	7,096	15,431	21,383
Total cost of revenues	10,341	13,577	34,388	41,435

Gross profit	56,674	49,776	164,677	138,708

Operating expenses
Research and development(1)(3)	13,259	13,909	41,743	45,504
Sales and marketing(1)(3)	39,118	45,801	123,035	130,993
General and administrative(1)(2)(3)	15,865	16,483	53,086	49,501
Total operating expenses	68,242	76,193	217,864	225,998
Operating loss	(11,568)	(26,417)	(53,187)	(87,290)
Financial income, net	3,609	1,241	10,098	2,368
Loss before income taxes	(7,959)	(25,176)	(43,089)	(84,922)
Income taxes	(1,420)	(942)	(3,917)	(2,100)
Net loss	(9,379)	(26,118)	(47,006)	(87,022)
Net loss attributable to non-controlling interest	(50)	(18)	(197)	(367)
Adjustment attributable to non-controlling interest	(567)	(3,010)	1,680	(12,642)
Net loss attributable to WalkMe Ltd.	$(8,762)	$(23,090)	$(48,489)	$(74,013)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.10)	$(0.27)	$(0.55)	$(0.87)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	89,374,207	85,508,974	88,429,867	84,739,275

(1) Includes share-based compensation expense as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cost of subscription revenues	$183	$293	$782	$832
Cost of professional services	306	782	1,279	2,054
Research and development	3,030	1,756	7,948	5,396
Sales and marketing	4,578	5,478	13,133	13,935
General and administrative	4,992	5,505	18,817	15,891
Total share-based compensation expense	$13,089	$13,814	$41,959	$38,108

(2) Includes amortization and impairment of acquired intangibles as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cost of revenues	$68	$68	$204	$420
General and administrative	-	-	-	979
Total amortization and impairment	$68	$68	$204	$1,399

(3) Includes restructuring expense as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cost of subscription revenues	$-	$-	$40	$-
Cost of professional services	-	-	223	-
Research and development	-	-	86	-
Sales and marketing	-	-	964	-
General and administrative	-	-	160	-
Total restructuring expense	$-	$-	$1,473	$-

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	September 30,	December 31,
	2023	2022
Assets

Current assets:

Cash and cash equivalents	$192,500	$94,105
Short-term deposits	31,496	125,231
Short-term marketable securities	33,796	42,187
Trade receivables, net	38,242	45,024
Deferred contract acquisition costs	26,518	26,287
Prepaid expenses and other current assets	8,553	6,243
Total current assets	331,105	339,077

Non-current assets:

Long-term marketable securities	53,747	43,334
Deferred contract acquisition costs	31,764	40,110
Other assets	486	584
Property and equipment, net	12,503	13,268
Operating lease right-of-use assets	13,180	7,003
Goodwill and Intangible assets, net	1,628	1,830
Total non-current assets	113,308	106,129

Total assets	$444,413	$445,206

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$3,888	$5,957
Accrued expenses and other current liabilities	42,235	53,414
Deferred revenues	112,722	108,097
Total current liabilities	158,845	167,468

Long-term liabilities:

Deferred revenues	1,448	1,613
Other long-term liabilities	12,916	10,038
Operating lease liabilities	8,340	3,833
Total long-term liabilities	22,704	15,484
Total liabilities	181,549	182,952

Redeemable non-controlling interest	9,517	8,080
Shareholders’ equity:
Share capital and additional paid-in capital	735,733	688,636
Other comprehensive loss	(2,932)	(1,817)
Accumulated deficit	(479,454)	(432,645)
Total shareholders’ equity	253,347	254,174

Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$444,413	$445,206

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	$(9,379)	$(26,118)	$(47,006)	$(87,022)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	13,089	13,814	41,959	38,108
Depreciation, amortization and impairment	1,760	2,690	4,583	6,663
Operating lease right-of-use assets and liabilities, net	(577)	(392)	(1,477)	(392)
Finance income	556	(498)	553	(532)
Amortization of premium and accretion of discount on marketable securities, net	(498)	-	(1,508)	-
Decrease in trade receivables, net	5,650	5,778	6,782	2,584
Decrease (increase) in prepaid expenses and other current and non-current assets	371	(568)	(1,803)	(709)
Decrease (increase) in deferred contract acquisition costs	2,406	(630)	8,115	(3,805)
Increase (decrease) in trade payables	274	277	(2,069)	(1,787)
Decrease in accrued expenses and other current liabilities	(2,415)	(3,046)	(10,204)	(11,000)
Increase (decrease) in deferred revenues	(3,894)	(1,925)	5,273	17,873
Increase in other long-term liabilities	79	921	2,926	2,010
Net cash provided by (used in) operating activities	7,422	(9,697)	6,124	(38,009)

Cash flows from investing activities:

Purchase of property and equipment	(182)	(635)	(511)	(2,673)
Investment in short-term deposits	-	(97,000)	-	(140,500)
Proceeds from short-term deposits	20,000	35,000	93,500	92,257
Investment in marketable securities	(19,521)	-	(43,330)	-
Proceeds from maturity of marketable securities	14,881	-	41,464	-
Proceeds from restricted deposits	-	-	-	295
Capitalization of software development costs	(1,005)	(879)	(2,483)	(3,064)
Net cash provided by (used in) investing activities	14,173	(63,514)	88,640	(53,685)

Cash flows from financing activities:

Proceeds from exercise of options	475	787	1,496	2,585
Proceeds from employees share purchase plan	841	1,489	3,142	8,223
Net cash provided by financing activities	1,316	2,276	4,638	10,808
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(364)	(319)	(1,330)	(1,145)
Increase (decrease) in cash, cash equivalents and restricted cash	22,547	(71,254)	98,072	(82,031)
Cash, cash equivalents and restricted cash - Beginning of period	169,953	266,474	94,428	277,251
Cash, cash equivalents and restricted cash - End of period	$192,500	$195,220	$192,500	$195,220

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Reconciliation of gross profit and gross margin
GAAP gross profit	$56,674	$49,776	$164,677	$138,708
Plus: Share-based compensation expense	489	1,075	2,061	2,886
Plus: Amortization of acquired intangibles	68	68	204	420
Plus: Restructuring expense	-	-	263	-
Non-GAAP gross profit	$57,231	$50,919	$167,205	$142,014
GAAP gross margin	85%	79%	83%	77%
Non-GAAP gross margin	85%	80%	84%	79%

Reconciliation of operating expenses
GAAP research and development	$13,259	$13,909	$41,743	$45,504
Less: Share-based compensation expenses	(3,030)	(1,756)	(7,948)	(5,396)
Less: Restructuring expense	-	-	(86)	-
Non-GAAP research and development	$10,229	$12,153	$33,709	$40,108

GAAP sales and marketing	$39,118	$45,801	$123,035	$130,993
Less: Share-based compensation expenses	(4,578)	(5,478)	(13,133)	(13,935)
Less: Restructuring expense	-	-	(964)	-
Non-GAAP sales and marketing	$34,540	$40,323	$108,938	$117,058

GAAP general and administrative	$15,865	$16,483	$53,086	$49,501
Less: Share-based compensation expenses	(4,992)	(5,505)	(18,817)	(15,891)
Less: impairment of acquired intangibles	-	-	-	(979)
Less: Restructuring expense	-	-	(160)	-
Non-GAAP general and administrative	$10,873	$10,978	$34,109	$32,631

Reconciliation of operating loss and operating margin
GAAP operating loss	$(11,568)	$(26,417)	$(53,187)	$(87,290)
Plus: Share-based compensation expense	13,089	13,814	41,959	38,108
Plus: Amortization and impairment of acquired intangibles	68	68	204	1,399
Plus: Restructuring expense	-	-	1,473	-
Non-GAAP operating income (loss)	$1,589	$(12,535)	$(9,551)	$(47,783)
GAAP operating margin	(17)%	(42)%	(27)%	(48)%
Non-GAAP operating margin	2%	(20)%	(5)%	(27)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(8,762)	$(23,090)	$(48,489)	$(74,013)
Plus: Share-based compensation expense	13,089	13,814	41,959	38,108
Plus: Amortization and impairment of acquired intangibles	68	68	204	1,399
Plus: Restructuring expense	-	-	1,473	-
Plus: Adjustment attributable to non-controlling interest	(567)	(3,010)	1,680	(12,642)
Non-GAAP net income (loss) attributable to WalkMe Ltd.	$3,828	$(12,218)	$(3,173)	$(47,148)

Non-GAAP net income (loss) per share attributable to WalkMe Ltd.
Basic	$0.04	$(0.14)	$(0.04)	$(0.56)
Diluted	$0.04	$(0.14)	$(0.04)	$(0.56)

Shares used in non-GAAP per share calculations:
Non-GAAP weighted-average shares used to compute net income (loss) per share
Basic	89,374,207	85,508,974	88,429,867	84,739,275
Diluted	92,730,007	85,508,974	88,429,867	84,739,275

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net cash provided by (used in) operating activities	$7,422	$(9,697)	$6,124	$(38,009)
Less: Purchases of property and equipment	(182)	(635)	(511)	(2,673)
Less: Capitalized software development costs	(1,005)	(879)	(2,483)	(3,064)
Free Cash Flow	$6,235	$(11,211)	$3,130	$(43,746)